PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

PROGEN'S FINANCIAL YEAR ENDS WITH A POSITIVE OUTLOOK FOR 2007

KEY POINTS:
  - ACCELERATED CLINICAL DEVELOPMENT OF ANTI-CANCER DRUG PI-88, FOLLOWING A SUCCESSFUL U.S., FOOD AND DRUG ADMINISTRATION (FDA) MEETING, PROVIDES A POSITIVE OUTLOOK FOR 2007
  -  CASH AND CASH EQUIVALENTS AT YEAR-END TOTALLED $15.87 MILLION

BRISBANE, AUSTRALIA, 31 AUGUST 2006. Progen Industries Limited (ASX: PGL,
NASDAQ: PGLAF) today released its financial results for the year ending 30 June 2006.

During the course of the year we made significant progress marked by several key accomplishments.

Driven by Justus Homburg, the new CEO, Progen has been focusing much of its resources towards moving its lead anti-cancer drug PI-88 towards commercialisation as rapidly as possible. Of significance, in May 2006 Progen received guidance from the FDA on the accelerated progression of PI-88 to a Phase III clinical trial in liver cancer (hepatocellular carcinoma), saving at least 3 years in the timeline to drug registration. The Company anticipates the Phase III trial to commence in the middle of calendar year 2007.

Patient recruitment for the Phase II lung cancer (non-small cell lung cancer) and the Phase II (stage 1) liver cancer trials has been completed and the results from these two trials are expected to be announced in the first quarter of 2007.

Progress was made in our drug discovery program towards selection of a lead candidate for Phase I clinical trials. The aim is to submit an Investigational New Drug (IND) application to the FDA by end of the calendar year 2008.

The Company's strategy to expedite the development of PI-88 contributed to an increase in operating loss. The financial result was in line with the Company's expectation and the broader industry benchmark for late stage clinical development of a new drug.

FINANCIAL YEAR HIGHLIGHTS:

     - Company revenue was down 7.6% to $2.82 million, compared to $3.05 million for the previous year. This was due primarily to a $523,000 decline in manufacturing revenues as the division focused on producing clinical supply of PI-88 along with validation and optimisation of its manufacturing process
     - The operating loss was up 27.2% to $7.61 million compared to $5.98 million last year. The decline in manufacturing revenues played a contributing factor as did the recognition of a $619,000 impairment loss in relation to the Company's equity investment in Medigen. Excluding the impairment loss in Medigen, Progen's loss increased 16.9% year-on-year
     - Expenses incurred in preparing for potential PI-88 Phase III development including regulatory and additional animal studies increased by $369,000
     - Receipt of a Commercial Ready grant in July 2005 totaling $3.39 million over three years to partially fund our drug discovery efforts
     - Net investment in research and development declined 5.4% year-on-year to $3.14 million as expenditure on the lung cancer trial decreased with patient recruitment having completed during the year, and melanoma monotherapy trial completing in the previous reporting period
     - Manufacturing result declined $891,000 due to the decrease in revenues mentioned above and additional costs incurred in scale-up and optimisation of PI-88 in readiness for Phase III supply of PI-88


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                                                              PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

* All figures quoted above are in Australian dollars.


FURTHER INFORMATION

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's three key areas of focus are:
  - Clinical Development - via a focused clinical trial program involving its two compounds PI-88 and PI-166
  - Drug Discovery - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes
  - Manufacturing Services - PI-88 manufacturing development and supply for the clinical program

KEYWORDS - Progen, liver cancer, HCC, PI-88, Justus Homburg, FDA

WEB LINKS to selected recent news and other information about Progen:
Progen prepares for
accelerated clinical development      www.progen.com.au/?page=nepress2006.html
                                      ----------------------------------------
Progen meets with FDA                 www.progen.com.au/?page=nepress2006.html
                                      ----------------------------------------
Progen Half Yearly Financial Results  www.progen.com.au/?page=nepress2006.html
                                      ----------------------------------------
New CEO                               www.progen.com.au/?page=nepress2006.html
                                      ----------------------------------------
Open Briefing: New Trial & Update     www.progen.com.au/?page=nepress2005.html
                                      ----------------------------------------
AUSIndustry Grant Offered ($3.4M)     www.progen.com.au/?page=nepress2005.html
                                      ----------------------------------------
PI-88 mode of action                  www.progen.com.au/?page=repi-88.html
                                      ------------------------------------
Progen's drug development pipeline    www.progen.com.au/?page=pihome.html
                                      -----------------------------------
Progen Industries Ltd                 www.progen.com.au
                                      -----------------

MEDIA AND INVESTOR    PROGEN INFORMATION:
RELATIONS:

Rebecca Wilson        Sarah Meibusch                Justus Homburg
Buchan Consulting     Director, Business            CEO
rwilson@bcg.com.au    Development                   Progen Industries Limited
------------------    Progen Industries Limited     justus.homburg@progen.com.au
Ph: (02) 9237 2800 /  Sarah.Meibusch@progen.com.au  ----------------------------
0417 382 391          ----------------------------  Ph: : +61 7 3842 3333
                      Ph:  +61 7 3842 3333

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This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.
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